# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Clear Channel Outdoor Holdings, Inc., CIK 0001334978
CUSIP: 18453Hl06
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 4830 North Loop 1604W, Suite 111, San Antonio, Texas (TX), 78249
Date of event which requires filing of this statement: 02/09/2026
Filed by CIK 0001163368
Persons authorized to receive notices and communications: Zephram Yowell, Pacific Investment Management Co LLC, 650 Newport Center Drive, Newport Beach, California (CA), 92660, (949) 720-6000

## Reporting persons
- Pacific Investment Management Company LLC (CIK 0001163368): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 104,722,539; shared voting power 0; sole dispositive power 104,722,539; shared dispositive power 0; aggregate amount beneficially owned 104,722,539 (21.1% of the class)
  Comment: With respect to Row (13), the number of shares outstanding for purposes of this percentage calculation assumes 497,305,185 shares of Common Stock outstanding as of November 3, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2025, filed with the SEC on November 6, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Clear Channel Outdoor Holdings, Inc.
Address of issuer's principal executive offices: 4830 North Loop 1604W, Suite 111, San Antonio, Texas (TX), 78249
Comment: This Amendment No. 5 ("Amendment No. 5") amends and supplements the Schedule 13D filed on May 13, 2019 (the "Original Schedule 13D") as amended by Amendment No. 1 thereto on July 10, 2019 ("Amendment No. 1"), Amendment No. 2 thereto on July 31, 2019 ("Amendment No. 2"), Amendment No. 3 thereto on August 2, 2019 ("Amendment No. 3"), and Amendment No. 4 thereto on July 14, 2023 ("Amendment No. 4" and, together with the Original Schedule 13D, Amendment Nos. 1, 2, 3 and 4, the "Schedule 13D"), relating to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Clear Channel Outdoor Holdings, Inc., a Delaware corporation (the "Issuer"). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended to add the following:

On February 9, 2026, the Issuer, Madison Parent Inc. ("Parent") and Madison Merger Sub Inc. ("Merger Sub") entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which at closing, Merger Sub will be merged with and into the Issuer, the separate corporate existence of Merger Sub will thereupon cease and the Issuer shall continue as the surviving corporation of the Merger and a wholly owned subsidiary of Parent (the "Merger"). Pursuant to the terms of the Merger Agreement, each issued and outstanding share of Common Stock of the Issuer will be converted into the right to receive cash in an amount equal to $2.43, without interest thereon.

Support Agreement

In connection with the Merger Agreement, on February 9, 2026, affiliates of the Reporting Person and Parent entered into a Support Agreement (the "Support Agreement"), pursuant to which Reporting Person and its affiliates have agreed, among other things, subject to the terms and conditions of the Support Agreement, to vote all of their shares of the Issuer in favor of the adoption of the Merger Agreement. The Support Agreement also contains customary lock-up provisions during the support period.

The foregoing description of the Support Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the Support Agreement, which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Item 5(a) of the Schedule 13D is hereby amended to add the following:

Items 7-13 (inclusive of the footnote thereto) of the cover page of this Amendment No. 5 are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained in Item 5(b) of the Schedule 13D is hereby amended to add the following:

Items 7-13 (inclusive of the footnote thereto) of the cover page of this Amendment No. 5 are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
The information contained in Item 5(c) of the Schedule 13D is hereby amended to add the following:

There have been no transactions with respect to the Common Stock during the sixty days prior to the date of this Amendment No. 5 by the Reporting Person or, to its knowledge, by any executive officer or director of the Reporting Person.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On February 9, 2026, affiliates of the Reporting Person entered into the Support Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1 - Support Agreement, dated February 9, 2026, by and among Madison Parent Inc. and the stockholders listed on Schedule A thereto.

## Signatures
- Pacific Investment Management Company LLC: /s/ Alyssa Creighton, Alyssa Creighton, Senior Vice President (02/11/2026)